Part III: Manner of Operations

Item 19: Fees

a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

Transaction fees for orders directed to the ATS from Liquidity Partners is 3 cents per 100 shares for close orders, all other order types are priced at 10 cents per 100 shares. Transaction fees for orders directed to the ATS from Subscribers who are not Liquidity Partners range from 0 to 10 cents per 100 shares. Variables that may impact Subscriber fees include quantitative and qualitative factors such as expected and historical volume of trading, trading style (e.g. aggressive vs. passive orders; IOC vs. Day orders) and the overall business relationship of the Subscriber with the BDO and/or its Affiliates. Factors relating to the overall business relationship of the Subscriber with the BDO and/or its Affiliates that may impact fees include, but are not limited to, the number of strategy customizations and the anticipated level of support services required in addition to ATS services.

For the purposes of FINRA Rule 6897 (Consolidated Audit Trail Funding Fees); the Cortex ATS is identified as the CAT Executing Broker for both the buyer and the seller on all trades. The BDO will pass assessed CAT fees on to direct Subscribers. The BDO may or may not pass on assessed CAT fees to indirect subscribers depending on commission agreement between the indirect subscriber and BDO. Variables that may impact Subscriber fees include quantitative and qualitative factors mentioned previously.